Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following are two letters sent by HP to HP shareowners. The first letter is a message to HP shareowners from Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer. The second letter is a message to Walter B. Hewlett from Sam Ginn and Philip M. Condit, members of HP's board of directors.

March 4, 2002

Dear HP Shareowner:

With the vote on the Compaq merger now only two weeks away, it is increasingly apparent that Walter Hewlett will do anything and say anything in his effort to gain votes. His false statements concerning executive compensation are the latest example.

We firmly believe executive compensation, particularly that of the CEO, should be tied directly to the interests of shareowners. HP's Compensation Committee believes that accountability and responsibility for executive compensation for the new company should reside with the Compensation Committee of the new Board of Directors. The new Committee will base future compensation plans on the most recent market data to ensure that executives are paid at appropriate market rates; and not above, and that any equity programs are tied directly to the interests of shareowners and to delivering shareowner value.

Walter Hewlett is one of three members of the Compensation Committee of HP’s Board of Directors. As such, he is fully aware of all actions taken—and not taken—by that Committee. He has misused his position to take selected information and then distort and mischaracterize it through a series of innuendoes and half-truths. All this, in an effort to mislead shareowners into joining with him in opposing the Compaq merger.

This time, we believe Walter Hewlett has gone far beyond the bounds of acceptable corporate conduct, and HP’s directors will not remain silent.

On February 28, the two HP directors who serve with Walter Hewlett on the Compensation Committee, sent him a letter. In the letter, they state, without equivocation:

“[W]e are stunned by your blatant mischaracterizations of the actions of our Committee. . . You have deliberately made misleading statements to the public. You imply there is an agreement or understanding regarding terms of future executive employment agreements when you know there is none.”

The two directors signing the letter are Sam Ginn and Phil Condit. Mr. Ginn is the former chairman of Vodafone AirTouch and Mr. Condit is the Chief Executive Officer of Boeing. They do not write such letters lightly.

The full letter sent to Walter Hewlett by Messrs. Ginn and Condit is enclosed. We urge you to read it.

Time is short, and your vote is important. We ask you to cast your vote “FOR” the merger by signing, dating and returning the enclosed WHITE proxy card.

Once again, we thank you for your continued support.

Sincerely,

Carleton S. Fiorina
Chairman of the Board and
Chief Executive Officer

If you have questions or need assistance voting your shares FOR the HP/Compaq merger, please call INNISFREE M&A INCORPORATED toll-free at (877) 750-5836 or GEORGESON SHAREHOLDER toll-free at (888) 921-5724. Additional information about the HP/Compaq merger is available at www.VotetheHPway.com.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to HP’s annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP’s registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

February 28, 2002

Walter B. Hewlett
1501 Page Mill Road, MS 3U-10
Palo Alto, California 94304

Dear Walter:

As your fellow members of the Compensation Committee of the HP Board of Directors, we are stunned by your blatant mischaracterizations of the actions of our Committee.

As you know, Walter, the three of us all unanimously agreed at our last Compensation Committee meeting that the executive employment terms previously discussed (including discussions at our prior meetings in September) were specifically rejected and that these terms would not serve as benchmark or minimum terms for any future employment arrangements following the merger. We all agreed that we needed to do a better job of aligning management compensation with shareowner interests. We concluded that it would be in the best interests of shareowners that the Board of Directors of the combined HP/Compaq have responsibility for determining appropriate compensation terms for the executive officers of the combined company. To that end, we have requested new market data and input from independent compensation consultants.

Your recent SEC filings and public announcements assert that Section 5.12(c) of the Merger Agreement obligates HP to make the previously discussed terms a benchmark in future negotiations. As you well know, Section 8.5 of the Merger Agreement clearly states that Section 5.12(c) does not give rise to any binding obligation and, as such, did not, and does not, in any way obligate HP to consider, negotiate, offer or agree to any specific terms or consider any terms as benchmarks for future terms.

The Compensation Committee and the Board have the final word on all executive compensation matters, and as you know, the Compensation Committee has overtly rejected the executive employment terms previously discussed. As such, they are irrelevant. Until the Compensation Committee and the Board approve executive employment terms, no agreements or arrangements exist.

You have deliberately made misleading statements to the public. You imply there is an agreement or understanding regarding terms of future executive employment agreements when you know there is none. You assert that HP is under an obligation to negotiate employment agreements when you know it is not. At a time when shareowners should expect transparent and reliable disclosure from public companies, your behavior is extremely suspect and unacceptable.

You know that in order for our Committee and the Board to function properly, we must freely debate proposed strategies and ideas in our meetings. Yet you have put your personal agenda in front of the interests of HP and our shareowners. We are saddened that you have mischaracterized the good work of our Committee.

Very truly yours,

Sam Ginn                                                                          Phil Condit

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.